Mail Stop 4561

December 24, 2009

James M. McCluney
President and Chief Executive Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

> **Re: Emulex Corporation**
> **Form 10-K for the Fiscal Year Ended June 28, 2009**
> **Filed August 24, 2009**
> **File No. 001-31353**

Dear Mr. McCluney:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 28, 2009

General

1. You state on pages 18, 34, 38, and 81 that you operate in the Middle East and Africa, references generally understood to encompass Iran, Syria, and Sudan. Further, we are aware of a May 2007 news report that your significant distributor in the Middle East, STME, was expanding its operations in the Levant, which is understood to include Syria. Iran, Syria, and Sudan are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K

does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 42

2.   We note your disclosure that "it is considered at least reasonably possible that the Company's determination that goodwill is not impaired could change in the near term should the global economic slowdown continue or accelerate." To the extent that the fair value of your reporting unit is not substantially in excess of its carrying value as of your most recent step-one test pursuant to paragraph 19 of SFAS 142, we believe your disclosures should include the following in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting unit is not at risk of failing step one please disclose this is future filings.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 46

3.   We note that your report does not include a statement that your registered public accounting firm that audited your financial statements has also issued an attestation report on internal control over financial reporting. Please tell us how you considered the disclosure required by Item 308(a)(4) of Regulation S-K.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on October 7, 2009)

Compensation Discussion and Analysis

Stock-Based Compensation, page 20

4.   It is unclear from the disclosure provided how the compensation committee determined the amount of the equity awards granted to your named executive officers for 2009. In this regard, we note the following statement on page 21: "Emulex does not make its periodic grants of equity awards to its executive officers based on the equity awards granted by its designated peer group of companies although this information is considered by the Compensation Committee in making its determinations." However, you indicate on page 22 that the compensation committee examines the grant date fair value of equity awards made by peer companies and other companies in the technology industry in order to make equity awards to your named executive officers "that are aligned with Emulex's stated 50th to 75 percentile total compensation philosophy." Provide sufficient quantitative and qualitative analysis of the factors the committee considered in making specific equity compensation awards, including clarifying the extent to which the committee considered stock-based compensation practices at the benchmarked companies.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Branch Chief-Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief